Exhibit 99.1
Riskified Caps Off Milestone Year of Expansion for its Leading Machine Learning Platform, Highlighted by 40% Growth in GMV and 35% Growth in Revenue for Full Year 2021
Provides initial outlook for FY 2022
Management to host a conference call today, February 23, at 8:30 a.m. Eastern Time
NEW YORK, February 23, 2022 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a risk management platform enabling frictionless eCommerce, today announced financial results for the three and twelve months ended December 31, 2021. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“Continued organic growth and expansion into new segments of eCommerce volume within our existing customer base, the addition of several new logos, as well as continued enhancement of our highly specialized machine learning platform drove meaningful financial benefits both for Riskified and our merchants over the past year," said Eido Gal, Co-Founder and Chief Executive Officer of Riskified. "Our north star has always been to create outsized value for our customers, and we believe our 99% gross annual dollar retention in 2021 is a clear validation that we have been successful in delivering that value. As we look ahead, we are excited to continue to land and expand with the world's largest online retailers by holistically solving their most complex technological problems.”
Full Year and Q4 2021 Business Highlights

•Expanding the reach of core chargeback guarantee offering: Riskified delivered multiple new use cases and product improvements throughout 2021, including the recent expansion of chargeback guarantees to support Automated Clearing House (“ACH”) payments. Riskified can now guarantee a broader range of payment types in addition to credit cards, debit cards, and PayPal. This expanded functionality assists merchants accepting ACH payments to realize more profitable revenue while also delivering instant settlement times to their customers. Q4 represented the first quarter in which the Company processed meaningful ACH volumes.

•Adding several of the world's pre-eminent online retailers to the platform: Within its emerging verticals, Riskified added Binance, one of the world's leading blockchain ecosystem and cryptocurrency infrastructure providers, as well as a global remittance and payments company with more than $5 billion in annual revenues, among others. Within its more established verticals, Riskified added Saks OFF 5TH, the premier luxury off-price destination, one of the world’s five largest omni-channel retailers, and one of the world’s five largest travel retailers, among others.

•Accelerating go-to-market motion via new partner-driven sales efforts: Riskified has a growing number of partners embedding the core chargeback guarantee offering directly into their respective products. This is an exciting new sales channel that should help reach target customers even faster via partners including payment gateways, enterprise focused eCommerce platforms, and one-click checkout products.

•Executing on the product roadmap: Riskified expanded its Policy Protect offering to support item-not-received and refund claims. Policy Protect is used to block abusive customers and it is now screening billions of dollars worth of GMV annually. Riskified also expanded its ability to dispute chargebacks on its merchants’ behalf, even when those chargebacks are not guaranteed by Riskified.

Q4 2021 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three and twelve months ended December 31, 2021 and 2020, in thousands except where indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
	(unaudited)		(audited)
Gross merchandise volume ("GMV") in millions(1)	$27,795	$22,587	$89,124	$63,437
Increase in GMV year over year	23%	65%	40%	60%
Revenue	$69,833	$57,049	$229,141	$169,740
Increase in revenues year over year	22%	46%	35%	30%

Gross profit	$36,758	$33,193	$122,971	$92,824
Gross profit margin	53%	58%	54%	55%

Operating profit (loss)	$(22,809)	$7,418	$(55,398)	$(6,808)
Net profit (loss)	$(23,057)	$4,348	$(178,885)	$(11,347)

Adjusted EBITDA(1)	$(6,951)	$8,502	$(19,451)	$2,497
“We are pleased with the team’s overall focus and operational execution to end the year on strong footing. We are optimistic that we can carry this momentum into 2022, particularly amidst short-term influences from slower e-commerce activity globally in the wake of the pandemic, and the tail end of PSD2 implementation across the EU,” said Aglika Dotcheva, Chief Financial Officer of Riskified. “We expect our growth to reaccelerate in the second half of the year as we move beyond these temporary factors. Looking beyond, our long-term growth prospects remain highly compelling, and we are confident that investments across our core platform, new products, and more geographies will help to maximize our large market opportunity.”
Financial Outlook

For the year ending December 31, 2022, Riskified expects:

•Revenue between $254 million and $257 million
•Adjusted EBITDA(2) between negative $69 million and $66 million
_______________
(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP metric. See “Key Performance Indicators and Non-GAAP Metrics” for additional information regarding this non-GAAP metric and “Reconciliation of GAAP to Non-GAAP Metrics” for a reconciliation of this non-GAAP metric to the most directly comparable GAAP metric.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2022 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), its most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not in our control. In particular, we are unable to forecast the timing or magnitude of share- based compensation expense and foreign currency transaction gains or losses as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP metrics in the future.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, February 23, 2022 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call at ir.riskified.com.

Approximately one hour after completion of the live call, an archived version of the webcast will be available on Riskified's Investor Relations website at ir.riskified.com for a period of at least 30 days. To access the conference call telephonically, callers in the United States may dial 1-877-311-0521 or 1-470-495-9499 for callers outside of the United States and enter conference ID 3264934. A telephonic replay of the conference call will be available until March 2, 2022, beginning two hours after the end of the conference call. To access the replay, callers in the United States may dial 1-855-859-2056 or 1-404-537-3406 and enter the same conference ID listed above for the live call.

Key Performance Indicators and Non-GAAP Metrics
This press release and the accompanying tables and related presentation materials contain certain key performance indicators and non-GAAP metrics: GMV, Adjusted EBITDA, non-GAAP operating expenses, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share. These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Adjusted EBITDA, non-GAAP operating expenses, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share have limitations as analytical tools in that they do not reflect certain cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized or cash payments for taxes. Management compensates for these limitations by relying on our GAAP results in addition to using these non-GAAP metrics as supplemental measures of our performance. The non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial metrics should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP metrics together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.

We define Adjusted EBITDA as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define non-GAAP operating expenses as GAAP operating expenses adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares, which are defined below.

We define non-GAAP net profit (loss), which is used to compute non-GAAP net profit (loss) per share, as GAAP net profit (loss) adjusted to remove the effects of unique or non-recurring items such as remeasurement losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as non-cash expenses such as depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define non-GAAP weighted-average shares, which is used to compute non-GAAP net profit (loss) per share, as GAAP weighted average shares used to compute net profit (loss) per share, adjusted to reflect the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.

Adjusted EBITDA, non-GAAP operating expenses, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share are non-GAAP metrics that management and our board of directors use as a supplemental measure of our performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.
See the tables below for reconciliations of these non-GAAP financial metrics to the most directly comparable GAAP metrics.
Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements, including statements regarding our future growth potential, internal modeling assumptions, and business plans and strategy, reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our limited operating history and ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to attract new merchants, retain existing merchants and increase the sales of our products to existing enterprises; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; changes in laws and regulations related to the use of credit cards, such as PSD2, which have and may continue to impact our GMV and to change or reduce the use cases for our products; our ability to successfully implement our business plan in light of macroeconomic conditions, such as economic downturn, changes in consumer behavior (including as a result of COVID-19 related restrictions), global supply chain issues and other factors that may impact eCommerce volumes and that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective or do not operate property; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; merchant concentration; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to develop enhancements to our products; our dependence on our executive officers and senior management, and our ability to attract new talent, particularly in Israel; our limited experience in determining the optimal pricing for our products; our ability to obtain additional financing on favorable terms or at all; our reliance on Amazon Web Services; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to effectively expand our sales force to facilitate revenue growth; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus dated and filed with the Securities and Exchange Commission on July 30, 2021, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
About Riskified

Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us. Learn more at riskified.com.

Investor Relations: Chris Mammone | The Blueshirt Group for Riskified | ir@riskified.com

Corporate Communications: Rowena Kelley | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$418,143	$103,609
Restricted cash	6,984	3,048
Short-term deposits	85,132	14,009
Accounts receivable, net	35,477	37,194
Prepaid expenses and other current assets	19,338	5,639
Total current assets	565,074	163,499
Property and equipment, net	16,968	4,640
Deferred contract acquisition costs	11,630	6,983
Other assets, noncurrent	6,962	5,439
Total assets	$600,634	$180,561
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$228	$1,507
Accrued compensation and benefits	24,748	15,548
Guarantee obligations	12,112	12,445
Provision for chargebacks, net	12,020	10,582
Accrued expenses and other current liabilities	13,306	11,839
Total current liabilities	62,414	51,921
Other liabilities, noncurrent	9,359	12,385
Total liabilities	71,773	64,306
Convertible preferred shares, no par value and NIS 0.0008 par value per share as of December 31, 2021 and 2020, respectively; zero and 33,295,097 shares authorized as of December 31, 2021 and 2020, respectively; zero and 29,878,116 shares issued and outstanding as of December 31, 2021 and 2020, respectively; aggregate liquidation preference of zero and $165,558 as of December 31, 2021 and 2020, respectively	—	159,564
Shareholders’ equity (deficit):
Class A ordinary shares, no par value and NIS 0.0008 par value per share as of December 31, 2021 and 2020, respectively; 900,000,000 and 91,704,900 shares authorized as of December 31, 2021 and 2020, respectively; 75,909,531 and 14,310,552 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	4
Class B ordinary shares, no par value; 232,500,000 and zero shares authorized as of December 31, 2021 and 2020, respectively; 88,055,520 and zero shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Additional paid-in capital	775,249	24,366
Accumulated other comprehensive profit (loss)	176	—
Accumulated deficit	(246,564)	(67,679)
Total shareholders’ equity (deficit)	528,861	(43,309)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$600,634	$180,561

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenue	$69,833	$57,049	$229,141	$169,740
Cost of revenue	33,075	23,856	106,170	76,916
Gross profit	36,758	33,193	122,971	92,824
Operating expenses:
Research and development	16,917	9,890	55,301	36,642
Sales and marketing	23,169	9,964	70,165	41,137
General and administrative	19,481	5,921	52,903	21,853
Total operating expenses	59,567	25,775	178,369	99,632
Operating profit (loss)	(22,809)	7,418	(55,398)	(6,808)
Interest income (expense), net	377	30	591	145
Other income (expense), net	368	(2,366)	(122,520)	(3,609)
Profit (loss) before income taxes	(22,064)	5,082	(177,327)	(10,272)
Provision for (benefit from) income taxes	993	734	1,558	1,075
Net profit (loss)	$(23,057)	$4,348	$(178,885)	$(11,347)
Undistributed earnings attributable to participating securities	—	(4,348)	—	—
Net profit (loss) attributable to Class A and B ordinary shareholders, basic and diluted	$(23,057)	$—	$(178,885)	$(11,347)
Net profit (loss) per share attributable to Class A and B ordinary shareholders:
Basic	$(0.14)	$—	$(2.34)	$(0.81)
Diluted	$(0.14)	$—	$(2.34)	$(0.81)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders:
Basic	163,658,760	14,267,984	76,459,625	14,022,788
Diluted	163,658,760	18,257,716	76,459,625	14,022,788

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net profit (loss)	$(178,885)	$(11,347)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	382	186
Provision for (benefit from) account receivable allowances	268	12
Depreciation and amortization	2,436	1,360
Amortization of deferred contract costs	4,122	2,175
Remeasurement of convertible preferred share warrant liabilities	101,413	3,850
Remeasurement of convertible preferred share tranche rights	21,260	1,959
Share-based compensation expense	33,358	7,945
Other	656	(9)
Changes in operating assets and liabilities:
Accounts receivable	1,440	(12,568)
Deferred contract acquisition costs	(7,744)	(6,462)
Prepaid expenses and other assets	(15,079)	(3,235)
Accounts payable	(832)	(3,707)
Accrued compensation and benefits	8,398	6,500
Guarantee obligations	(333)	3,308
Provision for chargebacks, net	1,438	4,126
Accrued expenses and other liabilities	7,424	2,787
Net cash provided by (used in) operating activities	(20,278)	(3,120)
Cash flows from investing activities:
Purchases of short-term deposits	(110,000)	(14,000)
Maturities of short-term deposits	39,063	—
Purchases of property and equipment	(12,254)	(1,507)
Capitalized software development costs	(1,250)	(1,454)
Net cash provided by (used in) investing activities	(84,441)	(16,961)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	26,781	53,559
Proceeds from exercise of share options	2,948	642
Proceeds from initial public offering, net of underwriting discounts and commissions	392,273	—
Proceeds from cash exercise of series E-1 warrants	6,489	—
Payments of deferred offering costs	(5,302)	(176)
Net cash provided by (used in) financing activities	423,189	54,025
Net increase (decrease) in cash, cash equivalents, and restricted cash	318,470	33,944
Cash, cash equivalents, and restricted cash—beginning of period	106,657	72,713
Cash, cash equivalents, and restricted cash—end of period	$425,127	$106,657

Reconciliation of GAAP to Non-GAAP Metrics
The following tables reconcile non-GAAP metrics to the most directly comparable GAAP metric and are presented in thousands except for share and per share amounts.

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Net profit (loss)	$(23,057)	$4,348	$(178,885)	$(11,347)
Provision for (benefit from) income taxes	993	734	1,558	1,075
Interest (income) expense, net	(377)	(30)	(591)	(145)
Other (income) expense, net	(368)	2,366	122,520	3,609
Depreciation and amortization	649	445	2,436	1,360
Share-based compensation expense	15,056	639	33,358	7,945
Payroll taxes related to share-based compensation	153	—	153	—
Adjusted EBITDA	$(6,951)	$8,502	$(19,451)	$2,497

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
GAAP operating expenses	$59,567	$25,775	$178,369	$99,632
Depreciation and amortization	(495)	(433)	(1,847)	(1,320)
Share-based compensation expense	(14,976)	(632)	(33,142)	(7,907)
Payroll taxes related to share-based compensation	(153)	—	(153)	—
Non-GAAP operating expenses	$43,943	$24,710	$143,227	$90,405

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Net profit (loss)	$(23,057)	$4,348	$(178,885)	$(11,347)
Remeasurement of convertible preferred share warrant liabilities	—	1,866	101,413	3,850
Remeasurement of convertible preferred share tranche rights	—	993	21,260	1,959
Depreciation and amortization	649	445	2,436	1,360
Share-based compensation expense	15,056	639	33,358	7,945
Payroll taxes related to share-based compensation	153	—	153	—
Non-GAAP net profit (loss)	$(7,199)	$8,291	$(20,265)	$3,767

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.14)	$—	$(2.34)	$(0.81)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.14)	$—	$(2.34)	$(0.81)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.04)	$0.05	$(0.13)	$0.02
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.04)	$0.05	$(0.13)	$0.02

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	163,658,760	14,267,984	76,459,625	14,022,788
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	146,648,106	85,578,209	146,648,106
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic(1)	163,658,760	160,916,090	162,037,834	160,670,894

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	163,658,760	18,257,716	76,459,625	14,022,788
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	146,648,106	85,578,209	146,648,106
Add: Dilutive Class A and B ordinary share equivalents	—	—	—	2,007,733
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted(1)	163,658,760	164,905,822	162,037,834	162,678,627
(1) Weighted-average shares used in computing non-GAAP net profit (loss) per share reflect the Class A and B ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.